BY EDGAR TRANSMISSION

September 13, 2010

Ms. Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Funds, Inc.

            Response to SEC Staff Comments on:

Registration Statements on Form N-14

            Pursuant to Securities Act of 1933

            Registration No. 333-168813

Dear Ms. DiAngelo:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on August 30, 2010, with respect to the Registrant’s Registration Statement on Form N-14. As we discussed, changes in response to staff comments will be made by the Registrant in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus relating to the Reorganization of the SmallCap Value Fund I (“SCVI”) into the SmallCap Value Fund II (“SCVII”).

Comment 1.  In the comment letter, please include a description of the accounting survivor analysis for the Reorganization.

            Response.    In connection with the Reorganization, Principal Management Corporation (“PMC) has determined that, because combined SCVI-SCVII will, post-Reorganization, more closely resemble SCVII pre-Reorganization than SCVI, SCVII will be the accounting survivor of the Reorganization.  As such, SCVII post-Reorganization will maintain the performance history of SCVII at the closing of the Reorganization.

Accounting Survivor

                        The following is an analysis regarding the accounting survivor.  The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”).  The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject.  The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

            Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management.  SCVI is advised by J.P. Morgan Investment Management, Inc. (“JPM”) and Mellon Capital Management Corporation (“MC”) while SCVII is advised by Dimensional Fund Advisors (“Dimensional”), Los Angeles Capital Management and Equity Research, Inc. (“LAC”) and Vaughan Nelson Investment Management, LP (“VN”). Dimensional, LAC and VN will continue to serve as investment advisers to SCVII after the Reorganization.  The Dimensional, LAC and VN portfolio managers that are currently primarily responsible for the day-to-day management of SCVII will continue to be primarily responsible for the day-to-day management post-Reorganization of SCVII.

            Portfolio Composition: The portfolio composition strategies and techniques of SCVII post-Reorganization will be the strategies and techniques of SCVII pre-Reorganization, resulting in a portfolio composition more like that of SCVII  pre-Reorganization than that of SCVI.

            Investment Objectives, Policies and Restrictions: The Funds have the same investment objectives in that both Funds seek to provide long-term growth of capital. The fundamental investment restrictions of each Fund are identical. The Funds also have substantially similar principal policies and risks in that both invest primarily in securities of small-capitalization companies while pursuing a value orientation to investing. The Funds differ principally in that SCVI may hold foreign securities and may invest in initial public offerings. Further, SCVII is currently being used as part of a fund of funds strategy. The investment policies of the SCVII post-Reorganization will more closely resemble those of SCVII pre-Reorganization.

            Expense Structure: SCVII has the same expense structure as SCVI.

            Asset Size:  As of April 30, 2010, SCVII had approximate net assets of $765,040,000 while SCVI had approximate net assets of $161,817,000.

Performance Survivor

            The SEC staff has confirmed that in determining which fund's performance history to use in connection with a fund merger, the attributes of the surviving or new fund and the predecessor fund should be compared to determine which fund the surviving or new fund most closely resembles.[1]  Among other factors, funds should compare the funds’ respective investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition.  These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.  The SEC has stated that, generally, the fund whose historical performance may be used by a new or surviving fund is the fund that is the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of SCVII.

[1] See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994).

Conclusion

            In conclusion, following the Reorganization, SCVII will be the accounting and performance survivor.

Comment 2.  Revise the Plan of Acquisition to appropriately reflect the fees and expenses of the Reorganization that will be paid by the Manager.

            Response.   The Plan of Acquisition has been appropriately revised.

Comment 3.  Include the contractual document that obligates the Manager to pay a portion of fees and expenses of the Reorganization.

            Response.  The Plan of Acquisition has been revised to include a signature from the Manager acknowledging the obligation of the Manager to pay a portion of the fees and expenses.

Comment 4.  Appropriately disclose in the section titled “Financial Statements” that the six month unaudited financial statements of the Acquired and Acquiring Funds have also been incorporated by reference.

            Response. The disclosure has been made.

Comment 5.  Where disclosure is made in the registration statement that the Acquiring Fund has a lower advisory fee rate, please clarify that both the Acquired and Acquiring Funds have the same fee rate schedule.

            Response.  The disclosure has been revised to reflect that that both the Acquired and Acquiring Funds have the same fee rate schedule, but that the Acquired Fund has a lower advisory fee rate given current asset levels.

Comment 6.  Where disclosure is made in regards to the estimated loss, including trading costs, associated with the Reorganization, please disclose individually the amount of the losses as well as the trading costs.

            Response.  The disclosure has been revised to appropriately reflect that Fund is expected to have a gain not a loss, on the sale of shares attributable to the Reorganization and the trading costs have been disclosed individually. .

Comment 7.   In footnote number 1 to the fee table, increase the contractual cap disclosure from two to three decimal places as disclosed in the fund’s annual report.

            Response.  The footnote has been revised to reflect the appropriate decimal places.

Comment 8.   In the pro-forma hypothetical expense examples table, please confirm the accuracy of the three year expense number for the Institutional Class shares.

            Response.  This number has been appropriately revised

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 515-235-9328 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh

Assistant Counsel

Principal Funds, Inc.